Hogan & Hartson
L.L.P.

111 SOUTH CALVERT STREET

BALTIMORE, MD 21202

TEL (410) 659-2700

FAX (410) 539-6981

WWW.HHLAW.COM
August 17, 2005
BY EDGAR AND FACSIMILE
Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

RE:	Avalon Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-124565
Dear Mr. Riedler:
     On behalf of Avalon Pharmaceuticals, Inc. (“Avalon” or the “Company”), this letter is in response to the staff’s letter of comment dated July 6, 2005 to Dr. Kenneth C. Carter, with respect to the above-referenced Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In addition, because the Company recently engaged a new lead underwriter, WR Hambrecht + Co, LLC (“Hambrecht”), who has informed the Company that it intends to engage in a plan of distribution which differs from the plan of distribution originally described in the Registration Statement, we are resubmitting for the staff’s consideration revised responses to comments #41 and 42 contained in the staff’s letter of comment dated May 26, 2005 to Dr. Kenneth C. Carter. Other conforming changes have been made throughout the Registration Statement to reflect the revised plan of distribution, which Hambrecht refers to as “OpenIPO®.” In this regard, please note that the disclosures added (which include changes to the cover page, “Risk Factors” and “Underwriting” sections of the Registration Statement) are substantially similar to and based upon comparable disclosures made in the CryoCor, Inc. registration statement (file no. 333-123841) that was also lead managed by Hambrecht as an “OpenIPO®.”

Hogan & Hartson l.l.p.
Mr. Jeffrey Riedler
August 17, 2005

     In response to your letters, set forth below are your comments in italics followed by the Company’s responses to your comments. Where indicated below, we have included changes to the disclosure in Amendment No. 2 to the Registration Statement, which we are filing contemporaneously with this response letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the prospectus, as revised in connection with the Company’s filing of Amendment No. 2 to the Registration Statement.
     We have sent to your attention for delivery on August 17, 2005, courtesy copies of this letter and Amendment No. 2 to the Registration Statement (excluding exhibits) blacklined to show changes against Amendment No. 1 to the Registration Statement.
Responses to Letter from the Staff dated July 6, 2005
Prospectus Summary, page 1
1.	We note your response to comment 7 and reissue the comment. Our comment was not intended for you to justify your description of your company as a “clinical stage biopharmaceutical company.” Rather, our comment seeks for you to explain what you mean by “clinical stage biopharmaceutical company” in the document as we believe such term constitutes a technical term that some of your readers may not understand. In that regard, please revise the disclosure to explain what you mean by “clinical stage biopharmaceutical company.”
Response: The Company has revised its disclosure to delete the term “clinical stage” and simply refer to the Company as a “biopharmaceutical company.”
Use of Proceeds, page 24
2.	We note your response to comment 23 and reissue the comment in part. Our comment sought for you to disclose more specific information regarding each of the categories you listed in the bullet points. While we note you have provided an aggregate range of the proceeds to be used for the development of your AVN944 program, the development of additional lead programs, the selection of drug candidates and acquisition, licensing and protection of intellectual property rights, we seek for you to provide an approximate range of the proceeds that you intend to use for each of these categories separately. If you

Hogan & Hartson l.l.p.
Mr. Jeffrey Riedler
August 17, 2005

are unable to provide this information, please so indicate the reasons why in your document. Please revise your document accordingly. Please also provide the approximate timing of these expenditures.
In addition, with respect to your disclosure concerning the development of additional lead programs, please indicate what lead programs you are referring to. For example, are you referring to your research related to your Beta-catenin and aurora kinase programs? If yes, please so indicate and also indicate what stage in development you expect to be after expenditure of these proceeds regarding those two programs.
Response: The Company has revised its disclosure under the section “Use of Proceeds” in the Registration Statement in response to the staff’s comment. Conforming changes have also been made in the “Risk Factors” section of the Registration Statement regarding the Company’s discretion in the application of proceeds.
Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2
3.	Please include an independent registered public accountant’s report with no restrictive legend in the amendment for which effectiveness will be requested.
Response: The independent registered public accountant’s report has been revised to remove the restrictive legend in response to the staff’s comment.
Notes to Financial Statements, page F-8
Note 3 — Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-10
4.	Please expand your revised disclosure in response to comment 46 to clarify, if true, that milestone payments are recognized when substantive effort was necessary to achieve the milestone and the amount of the milestone payment is commensurate with the level of effort expended or advise us further.
Response: The Company has revised its disclosure in Note 3 to clarify that

Hogan & Hartson l.l.p.
Mr. Jeffrey Riedler
August 17, 2005

recognition of milestone payments also requires that substantive effort must be necessary to achieve the milestone and that the amount of the milestone payment recognized is commensurate with the level of effort expended.
Note 7. Stockholders’ Deficit, page F-18

Stock Options, page F-18
5.	We are considering your response to comment 47. Please address the following:
•	Please demonstrate to us that the compensation charge to be recorded in the second quarter of 2005 is de minis to the financial statements for the year ended December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005. Please explain to us the qualitative factors that you considered in your decision not to record the compensation charges in the proper periods.

•	Tell us how your compensation charge will affect your disclosure of the fair value of the common stock and intrinsic value of the options at each grant date.

•	Please clarify your disclosures to state whether the valuation using a retrospective methodology was performed by a related party valuation specialist.

•	Disclose in MD&A:
•	The intrinsic value of outstanding vested and unvested stock options based on the estimated IPO price and the stock options outstanding as of the most recent balance sheet date.

•	A discussion of the significant factors, assumptions, methodologies used in determining fair value.

•	A discussion of each significant factor contributing to the difference between fair value as of the grant date and the estimated IPO price.

•	The valuation alternative method used and discuss why management chose not to select a contemporaneous valuation by an unrelated valuation specialist.
Response: For each quarter between June 2004 and March 31, 2005, the following table presents the amount of charge that would have been recorded had the Company attributed a fair value equal to the mid-point of the price range set forth in the Registration Statement

Hogan & Hartson l.l.p.
Mr. Jeffrey Riedler
August 17, 2005

at the time of grant ($11.00) rather than the fair value determined by the Company’s Board of Directors at the time of grant based on the factors disclosed in Note 7 of the Company’s Notes to Financial Statements. Please note that these amounts are not in thousands.

Quarter ended	Charge

June 30, 2004	$—
September 30, 2004	90
December 31, 2004	315
March 31, 2005	450

$855

The Company believes the cumulative $855 amount is de minimis and has recognized this amount as compensation expense in the quarter ended June 30, 2005. This information is also presented in Annex A attached hereto for each option granted since June 2004. Also included in Annex A is the cumulative future expense that we expect to recognize during the vesting period of these options and during each quarter until June 30, 2010.
The Company believes that notwithstanding its decision to record the compensation charge, the Company’s determination of the fair value of its common stock and the intrinsic value of its options at each grant date was appropriate at the time made based on the good faith judgment of its Board of Directors. As previously disclosed in the Registration Statement, the Company’s Board employs a retrospective methodology to determine the fair value of the Company’s common stock, and for grants prior to the filing of the Registration Statement believed the determinations they made of fair value were appropriate in the absence of a public trading market and given the inherent uncertainties of completion of an initial public offering. No related or unrelated third party valuation specialist was employed by the Company in the determination of fair value.
The Company has revised its disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in response to the staff’s comment.

Hogan & Hartson l.l.p.
Mr. Jeffrey Riedler
August 17, 2005

6.	Please disclose your basis for classifying the unsecured convertible notes issued in February 2005 as permanent equity and explain to us.
Response: In February of 2005, the Company issued approximately $4.8 million in convertible bridge notes. The convertible notes bear interest at 8% and are convertible into common stock upon the closing of the Company’s initial public offering.
The convertible notes are classified within permanent equity as the contract can only be settled through the issuance of shares of common stock or preferred stock of the Company. According to EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and potentially Settled in, a Company’s Own Stock (EITF 00-19), an instrument that can only be settled in shares requires an equity classification. EITF 00-19 also provides eight additional conditions, in addition to the settlement choice above, that must be met in order for a contract to be classified within permanent equity:
1.	The contract permits the company to settle in unregistered shares.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due

Hogan & Hartson l.l.p.
Mr. Jeffrey Riedler
August 17, 2005

(that is, there are no cash settled “top-off” or “make-whole” provisions).
6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

8.	There is no requirement in the contract to post collateral at any point or for any reason.
The Company has evaluated the provisions of EITF 00-19 and believe that the convertible notes appropriately meet all considerations and therefore are appropriately classified within permanent equity.
Accountants’ Consent
7.	Please provide a currently dated and appropriately signed consent from your independent accountants in the amendment for which you will request effectiveness.
Response: The Company has provided a currently dated and appropriately signed consent from its independent accountants in response to the staff’s comment.
Revised Responses to Letter from the Staff dated May 26, 2005
41.	If the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

Hogan & Hartson l.l.p.
Mr. Jeffrey Riedler
August 17, 2005

Response: Please see the revised “Underwriting” section of the preliminary prospectus for a description of the proposed method of electronic distribution of prospectuses, offers and sales. There are no electronic communications until the underwriters distribute the preliminary prospectus at which time the underwriters will provide copies of such communications to the staff.
42.	Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.
Response: Please see response to comment # 42.
* * * *
     If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (212) 918-3651 or Michael J. Silver at (410) 659-2741.

Very truly yours,

/s/ Stephanie D. Marks

Stephanie D. Marks
cc:	Kenneth C. Carter, Ph.D.
Gary Lessing
Tom G. David

Hogan & Hartson l.l.p.
Mr. Jeffrey Riedler
August 17, 2005

Annex A
Option Grants since June 1, 2004

							Assumed
		Grant	Grant	Post Split (1)		Vesting	IPO	Total
Optionee	Relation	Type	Date	Options	Price	(years)(2)	Price(3)	Charge (4)	Q3-2004	Q4-2004	Q1-2005	Total

Alan M. Morocho	Employee	ISO	08/03/04	600	$2.00	5	$11.00	$5,400	$90	$270	$270	$630
David M. Davis	Employee	ISO	10/05/04	150	$2.00	5	$11.00	$1,350	$—	$45	$68	$113
Tamara Tatunchak	Employee	ISO	12/07/04	200	$2.00	4	$11.00	$1,800	$—	$—	$113	$113
David Bol	Employee	ISO	04/06/05	29,025	$4.00	4	$11.00	$203,175	$—	$—	$—	$—
Alan Biloski (5)	Consultant	NQ	04/06/05	10,000	$4.00	Immed	$11.00	$83,140	$—	$—	$—	$—
Glen Farmer	Employee	ISO	05/09/05	3,000	$4.00	5	$11.00	$21,000	$—	$—	$—	$—
Thomas Genna	Employee	ISO	06/06/05	5,000	$4.00	5	$11.00	$35,000	$—	$—	$—	$—
Steve Horrigan	Employee	ISO	06/08/05	3,000	$4.00	4	$11.00	$21,000	$—	$—	$—	$—

								$371,865	$90	$315	$451	$856

(1)	Reflects a 1-for-5 reverse common stock split to occur prior to effectiveness of the Registration Statement.

(2)	Vesting schedule for option grants: 5 year vesting for options granted upon the hiring of a new employee; 4 year vesting for options granted based on performance/promotion.

(3)	Mid-point of the price range set forth on the cover page of Prospectus.

(4)	Total Charge represents the aggregate difference between the assumed IPO price and the option exercise price. This charge is being recognized ratably during the vesting period of the option.

(5)	Alan Biloski is a consultant for Avalon and is currently under contract to provide professional advice related to potential strategic transactions. $83,140 charge represents Black-Scholes valuation as of June 30, 2005 and was expensed entirely in June 2005.

Hogan & Hartson l.l.p.
Mr. Jeffrey Riedler
August 17, 2005

Stock Option Expense					Quarter ended	Charge

2004	Q1	$—
	Q2	$—			June 30, 2004	$—
	Q3	$90.00			September 30, 2004	90
	Q4	$315.00	$405		December 31, 2004	315

2005	Q1	$450.00			March 31, 2005	450
	Q2	$92,406.00

	Q3	$17,260.94				$855

	Q4	$17,260.94	$127,378

2006	Q1	$17,260.94
	Q2	$17,260.94
	Q3	$17,260.94		6/30/2005
	Q4	$17,260.94	$69,044	9/30/2005

2007	Q1	$17,260.94		12/31/2005
	Q2	$17,260.94		3/31/2006
	Q3	$17,260.94		6/30/2006
	Q4	$17,260.94	$69,044	9/30/2006

2008	Q1	$17,260.94		12/31/2006
	Q2	$17,260.94		3/31/2007
	Q3	$17,260.94		6/30/2007
	Q4	$17,260.94	$69,044	9/30/2007

2009	Q1	$17,148.44		12/31/2007
	Q2	$8,682.81		3/31/2008
	Q3	$3,047.50		6/30/2008
	Q4	$2,822.50	$31,701	9/30/2008

2010	Q1	$2,800.00		12/31/2008
	Q2	$2,450.00		3/31/2009
	Q3	$—		6/30/2009
	Q4	$—	$5,250	9/30/2009

Total Expense	:	$371,865.38	$371,865	12/31/2009
				3/31/2010
				6/30/2010
				9/30/2010
				12/31/2010